UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-51788

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

500 Oracle Parkway

Redwood City, California 94065

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008 and for the Year Ended December 31, 2009

Report of Sensiba San Filippo, LLP, Independent Registered Public Accounting Firm

To the participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ SENSIBA SAN FILIPPO, LLP

San Mateo, California

May 20, 2010

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2009 and 2008

	December 31,
(in thousands)	2009	2008
Assets
Cash	$82	$86
Investments, at fair value	3,662,522	2,600,128
Contributions receivable:
Participants	7,628	6,184
Employer	2,881	2,777

Total contributions receivable	10,509	8,961
Amounts due from broker for securities sold	423	45

Total assets	3,673,536	2,609,220

Liabilities
Excess deferrals due to participants	38	42

Total liabilities	38	42

Net assets available for benefits, at fair value	3,673,498	2,609,178
Adjustment from fair value to contract value for common/collective trust fund investment contracts	3,090	9,369

Net assets available for benefits	$3,676,588	$2,618,547

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

(in thousands)

Additions
Interest and dividends	$57,639
Net appreciation in fair values of investments	773,279

Total investment income	830,918
Contributions:
Participants	287,435
Employer	74,170
Rollovers	18,740

Total contributions	380,345

Total additions, net	1,211,263

Deductions
Benefits paid to participants	153,104
Administrative expenses	118

Total deductions	153,222

Net increase	1,058,041
Net assets available for benefits at beginning of year	2,618,547

Net assets available for benefits at end of year	$3,676,588

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code) with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by the 401(k) Committee, members of which are appointed by Oracle’s Board of Directors or Senior Vice President, Human Resources. Fidelity Investments Institutional Operations Company, Inc. is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date next following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) employees employed in third-party temporary status; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document. Through July 31, 2009, unused flex credits available to participants from their employment with Oracle were allowed to be used as additional salary deferrals. The use of such flex credits is no longer allowed. Annual participant contribution amounts are limited to $16,500 of salary deferrals for the year ended December 31, 2009 ($22,000 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions. Roth 401(k) contributions were introduced to the Plan for the pay period beginning May 1, 2009.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash.

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, mutual funds and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of plan earnings. All amounts in participant accounts are participant directed.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements - (Continued)

December 31, 2009

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2009, Oracle used $8,938,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2009 and 2008 were $864,000 and $7,769,000, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions. Loans are due in full within 60 days of termination with Oracle.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly installments, or may request a rollover from the Plan to another eligible retirement plan. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation in fair values of investments.

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans, which are deducted from the applicable participants’ accounts.

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements - (Continued)

December 31, 2009

2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

The Plan’s investments are stated at their fair values with the exception of Fidelity Managed Income Portfolio II Fund (a common/collective trust fund investment), which is stated at its fair value with the related adjustment amount from its contract value in the statements of net assets available for benefits at December 31, 2009 and 2008. The statement of changes in net assets available for benefits is prepared on a contract value basis. The shares of registered investment companies are valued at quoted market prices. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximated their fair values.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Oracle common stock and the Fidelity Institutional Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2009, 2,969,257 units were outstanding with a value of $171.61 per unit. At December 31, 2008, 3,093,060 units were outstanding with a value of $123.40 per unit.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in common stock, registered investment companies (mutual funds), and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. During the year ended December 31, 2009, net appreciation in fair values of investments totaled $773 million. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) - Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 3 below. The Plan will adopt this new accounting standards update in the year ending December 31, 2010 except for the provisions of this update that will be effective in the year ending December 31, 2011. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements - (Continued)

December 31, 2009

3. Fair Value Measurements

The Plan performs fair value measurements in accordance with ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1, 2 and 3 inputs are defined above):

	December 31, 2009
	Fair Value Measurements Using Input Type
(in thousands)	Level 1	Level 2	Level 3	Total
Money market funds	$45,569	$—	$—	$45,569
U.S. government securities and other	1,641	—	—	1,641
Common stock	557,235	—	—	557,235
Mutual funds	2,779,318	—	—	2,779,318
Common/collective trust funds	—	245,956	—	245,956
Participant loans	—	—	32,803	32,803

Total investments measured at fair value	$3,383,763	$245,956	$32,803	$3,662,522

	December 31, 2008
	Fair Value Measurements Using Input Type
(in thousands)	Level 1	Level 2	Level 3	Total
Money market funds	$37,384	$—	$—	$37,384
U.S. government securities and other	640	—	—	640
Common stock	407,419	—	—	407,419
Mutual funds	1,899,145	—	—	1,899,145
Common/collective trust funds	—	230,885	—	230,885
Participant loans	—	—	24,655	24,655

Total investments measured at fair value	$2,344,588	$230,885	$24,655	$2,600,128

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements - (Continued)

December 31, 2009

The Plan’s valuation methodology used to measure the fair values of money market funds, U.S. government securities and other, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure fair value of participant loans above, all of which mature by the end of 2020 and are secured by vested account balances of borrowing participants, were derived using a discounted cash flow model with inputs derived from unobservable market data. The participant loans are included at their carrying values, in the statements of net assets available for benefits, which approximated their fair values at December 31, 2009 and 2008. The valuation techniques used to measure fair value of common/collective trust funds are included in Note 4.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets:

(in thousands)	2009	2008
Participant loans as of January 1	$24,655	$20,361
Issuances, repayments and settlements of participant loans, net	8,148	4,294

Participant loans as of December 31	$32,803	$24,655

4. Investments

Common/Collective Trust Funds

During the year ended December 31, 2009, the Plan held investments in Fidelity Managed Income Portfolio II Fund (MIP), which is a common/collective trust fund managed by Fidelity Investments. The MIP is an open-end, commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is dedicated exclusively to the management of assets of defined contribution plans. The MIP invests in underlying assets, typically fixed income securities or bond funds, future contracts and swap agreements and enters into liquidity agreements, commonly referred to as wrap contracts, issued by insurance companies and other financial institutions for a fee. A portion of the MIP is invested in a money market fund to provide daily liquidity. The MIP is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer of the wrap contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the wrap contract have been met. Wrap contracts are normally purchased from issuers rated in the top three long-term rating categories (equaling A- or above). The fair value of the MIP equals the total of the fair value of the underlying assets plus the total wrap contract rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract’s assets.

As of December 31, 2009, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. The crediting interest rates for the wrap contracts are based upon a formula agreed with the issuer with the requirement that interest rates may not be less than zero percent. Effective August 2009, interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate a wrap contract at any time.

The fair value of underlying assets of the MIP other than the wrap contracts, which included investments in money market funds and various debt and fixed income securities, is determined by the trustees of the MIP using a combination of readily available most recent market bid prices in the principal markets where such funds and securities are traded, pricing services that use valuation matricies incorporating dealer supplied valuations and valuation models, valuation inputs such as structure of the issue, cash flow assumptions and the value of underlying assets and guarantees. The fair value of the wrap contracts is determined using a discounted cash flow model using market data and considers recent fee bids as determined by recognized dealers.

The statement of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the MIP based on the proportionate ownership of the Plan’s participants.

The average yields earned by all wrap contracts held by the Plan’s common/collective trust funds were approximately 2.74% and 3.40% for the years ended December 31, 2009 and 2008, respectively. The average yields earned by the Plan for all wrap contracts held by the Plan’s common/collective trust funds based on the actual interest rates credited to participants were approximately 1.53% and 3.48% for the years ended December 31, 2009 and 2008, respectively.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements - (Continued)

December 31, 2009

Other Investments Related Disclosures

The fair values of individual investments that represented 5% or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008, were as follows:

	December 31,
(in thousands)	2009	2008
Oracle Corporation Common Stock	$505,032	$378,805
Fidelity Contrafund K	$408,981	$306,218
Fidelity Managed Income Portfolio II (MIP)	$245,956	$230,885
PIMCO Total Return Inst	$245,021	$185,371
Fidelity Growth Company Fund K	$229,959	$154,834
Lazard Emerging Markets Equity IS	$219,140	$111,182
Dodge & Cox International Stock	$217,652	$136,576
Vanguard Inst Index	$162,088	$117,076

For the year ended December 31, 2009, the Plan’s investments, including investments purchased and sold, as well as held during the year, net appreciated in fair value as follows:

(in thousands)	Net Realized and Unrealized Appreciation in Fair Value of Investments
Shares of registered investment companies	$615,017
Common stock	157,469
Limited partnership and other	793

$773,279

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated August 1, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has since been amended. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. On November 23, 2009, an application was filed with the Internal Revenue Service for an advance determination as to whether the Plan meets the qualification requirements of Section 401(a) of the Code. A response is pending.

6. Party-in-Interest Transactions

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2009, the Plan made purchases of approximately $67,262,000 and sales of approximately $77,436,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants of approximately $8,499,000 during the year ended December 31, 2009.

As noted in Note 1 above, Fidelity Investments Institutional Operations Company, Inc. is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements - (Continued)

December 31, 2009

7. Differences between Financial Statements and Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500 (in thousands):

	December 31,
	2009	2008
Net assets available for benefits per the financial statements, at fair value	$3,673,498	$2,609,178
Amounts allocated to withdrawing participants	(492)	(294)

Net assets available for benefits per the Form 5500	$3,673,006	$2,608,884

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Plan’s Form 5500 (in thousands):

	Year Ended December 31,
	2009	2008
Net increase (decrease) in net assets available for benefits per the financial statements	$1,058,041	$(945,978)
Net change in fair value adjustment of Fidelity Managed Income Portfolio II Fund	6,279	(8,137)
Net change in amounts allocated to withdrawing participants and other	(198)	682
Merged plans	—	(1,542)

Net gain (loss) per the Form 5500	$1,064,122	$(954,975)

The fair value adjustments represent the difference between contract values of the MIP as included in the statements of changes in net assets available for benefits for the years ended December 31, 2009 and 2008, and the respective fair values of the MIP as reported in the respective Form 5500. Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each respective year-end but not yet paid. The merged plans amount represents assets contributed to the Plan from plans that were merged into the Plan during the year ended December 31, 2008 and are included as an increase in net assets available for benefits per the Plan’s financial statements.

8. Excess Contributions

Contributions received from participants for the plan year ended December 31, 2009 include $38,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2010 through April 2010 to certain active participants. The excess deferral contributions, originally deducted in the year ended December 31, 2009, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2009.

9. Subsequent Event

Plan Merger – Sun Microsystems, Inc. Tax Deferred Retirement Savings Plan

On January 26, 2010, Oracle completed its acquisition of Sun Microsystems, Inc. A merger of the Sun Microsystems, Inc. Tax Deferred Retirement Savings Plan into the Plan is scheduled for the Plan year ending December 31, 2010 and will be classified as a merged plan within the statement of changes in net assets available for benefits for the year ending December 31, 2010.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 84-1332677, Plan # 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value (in thousands)
	Mutual Funds:
	Artisan International	2,939,790 shares	$60,736
	Artisan Small Cap Value	6,424,984 shares	92,070
	Dodge & Cox Stock	89,155 shares	8,571
	Dodge & Cox International Stock	6,833,648 shares	217,652
*	Fidelity Balanced Fund K	9,719,197 shares	159,006
*	Fidelity Contrafund K	7,021,127 shares	408,981
*	Fidelity Disciplined Equity Fund K	6,317,225 shares	132,662
*	Fidelity Freedom Income Fund	808,706 shares	8,686
*	Fidelity Freedom 2000 Fund	383,176 shares	4,349
*	Fidelity Freedom 2005 Fund	72,101 shares	722
*	Fidelity Freedom 2010 Fund	1,216,307 shares	15,216
*	Fidelity Freedom 2015 Fund	554,728 shares	5,780
*	Fidelity Freedom 2020 Fund	6,389,035 shares	80,182
*	Fidelity Freedom 2025 Fund	1,103,919 shares	11,470
*	Fidelity Freedom 2030 Fund	3,923,794 shares	48,616
*	Fidelity Freedom 2035 Fund	1,178,723 shares	12,094
*	Fidelity Freedom 2040 Fund	4,364,435 shares	31,249
*	Fidelity Freedom 2045 Fund	281,938 shares	2,388
*	Fidelity Freedom 2050 Fund	209,953 shares	1,753
*	Fidelity Growth Company Fund K	3,335,632 shares	229,959
*	Fidelity Low-Priced Stock Fund K	3,569,959 shares	114,060
*	Fidelity Worldwide Fund	4,970,786 shares	79,881
	Hotchkins & Wiley Large Cap Value	5,242,716 shares	71,720
	Perkins Mid Cap Value I	7,656,598 shares	151,601
	Lazard Emerging Markets Equity IS	12,167,663 shares	219,140
	PIMCO Total Return Inst	22,687,133 shares	245,021
	Spartan International Index	1,057,485 shares	35,373
	TCM Small Mid Cap Growth	30,601 shares	461
	UBS US SM CAP GRTH	2,486,607 shares	27,104
	Vanguard Total Bd Market Inst	6,802,629 shares	70,407
	Vanguard Inst Index	1,589,411 shares	162,088
	Vanguard Extended Market Index	1,171,661 shares	38,290

			2,747,288
	Assets in Brokerage Link accounts	Various investments, including registered investment companies, common stocks, money market funds and cash	126,840
*	Oracle Corporation Common Stock	20,579,963 shares	505,032
*	Fidelity Institutional Money Market Fund	4,602,802 shares	4,603
	Common/collective trust funds:
*	Fidelity Managed Income Portfolio II CL 3	249,046,577 shares	245,956
*	Participant loans	4.0% - 11.5%, maturing through 2020	32,803

	Total investments, at fair value		$3,662,522

*	Indicates a party-in-interest to the Plan.

Column (d), cost, has been omitted, as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: May 21, 2010	By :	/s/ PETER W. SHOTT
Peter W. Shott
Vice President of Human Resources

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

23.01	Consent of Sensiba San Filippo, LLP, Independent Registered Public Accounting Firm